



SECU 05043229 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12358

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Van der Moolen Specialists USA, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway, 32nd Floor
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Harris (646) 576-2812
(Area Code – Telephone Number)

SECURITIES AND EXCHANGE COMMISSION RECEIVED JUL 28 2005 BRANCH OF REGISTRATIONS AND EXAMINATIONS 07

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 02 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

03/17/04 15:16 FAX 2128095815 VAN DER MOOLEN SPEC LLC 002

OATH OR AFFIRMATION

I, James P. Cleaver, Jr. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Van der Moolen Specialists USA, LLC , as of December 31 , 2003 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public

KRISTINA M. MORRISON
Notary Public, State of New York
No. 01MO5023599
Commission Expires April 26, 20[illegible]

The above attests that our financial statements and operational reports are available to all members of our organization.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Van der Moolen Specialists USA, LLC

Statement of Financial Condition

December 31, 2004

Van der Moolen Specialists USA, LLC
Index
December 31, 2004

Page(s)



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members of
Van der Moolen Specialists USA, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Van der Moolen Specialists USA , LLC at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the financial statement, the Company restated the financial statements at December 31, 2003.

PricewaterhouseCoopers LLP

April 29, 2005

Van der Moolen Specialists USA, LLC
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 275,316,563
Receivable from broker-dealers and clearing organizations	18,591,385
Commissions receivable	3,264,483
Securities owned, at market value	21,087,047
Securities failed to deliver	2,183,109
Stock borrowed	829,586,321
Memberships in exchanges	
Owned, at cost, net of impairment (market value $9,450,000) (Note 2)	11,956,644
Contributed by members, at market value	4,200,000
Intangibles, net of accumulated amortization of $27,871,881 (Note 2)	233,731,292
Goodwill, net of impairment and accumulated amortization of $21,546,691 (Note 2)	89,599,851
Property and equipment, net of accumulated depreciation of $5,005,452	3,357,356
Other assets	6,663,962
Total assets	$ 1,499,538,013
Liabilities and Members' Equity	
Liabilities	
Cash overdraft	$ 884,386
Payable to broker-dealers and clearing organizations	3,918,415
Securities sold, not yet purchased, at market value	36,596,562
Securities failed to receive	2,984,014
Stock loaned	809,253,428
Accrued expenses and other liabilities	31,840,920
Provision for SEC/NYSE settlement	5,946,400
Total liabilities	891,424,125
Subordinated liabilities	
Notes	177,617,931
Memberships in exchanges contributed by members, at market value	4,200,000
Commitments and contingencies (Note 10)	
Members' equity	426,295,957
Total liabilities and members' equity	$ 1,499,538,013

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Van der Moolen Specialists USA, LLC, ("the Company"), is registered as a broker-dealer with the Securities Exchange Commission ("SEC"). The Company operates as a specialist on the New York Stock Exchange ("NYSE"). Van der Moolen Holding, NV (the "Parent"), a Dutch company, listed on the New York and Amsterdam Stock Exchanges, through its wholly owned subsidiary Mill Bridge IV, LLC ("MB IV"), is the majority member of the Company.

In accordance with the Company's operating agreement, profits and losses of the Company are allocated and distributed among the members in proportion to their membership interest.

2. Significant Accounting Policies

Basis of Presentation
These financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The U.S. Dollar is the functional currency of the Company.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2004, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

Statement of Financial Accounting Standard No. 150 ("FAS 150")
As of July 1, 2003, the Company adopted Statement of Financial Accounting Standard No. 150 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("FAS 150"), which requires companies to classify mandatorily redeemable financial instruments as a liability in the statement of financial condition. The Company had determined that its minority members' capital, which has the same characteristics and rights as members' equity, was a mandatorily redeemable financial instrument as defined by FAS 150, because they were redeemable upon an event certain to occur.

On December 1, 2004, the Company amended its Operating Agreement and based on a review of the terms of the Amended Operating Agreement determined that its minority partners' capital was not redeemable upon an event certain to occur.

Goodwill and Identifiable Intangible Assets
As of June 30, 2001, the Company adopted Statement of Financial Accounting Standard No. 141 "Business Combinations" ("FAS 141"), which requires companies to use the purchase method of accounting for all business combinations initiated after June 30, 2001 and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets" ("FAS 142"), which the Company adopted on January 1, 2002, addresses the initial recognition and measurement of intangible assets acquired outside a business combination and the recognition and measurement of goodwill and other intangible assets subsequent to acquisition.

Goodwill
The cost of acquired companies in excess of the fair value of net assets at acquisition date is recorded as goodwill. Under FAS 142, goodwill is no longer amortized but, instead, is tested at least annually for impairment. The required annual impairment test was carried out by an independent third party as of October 31, 2004.

The impairment test involves a two-step process:

Step 1: The fair value of the Company is compared to the carrying value, including goodwill. If the fair value of the Company exceeds the carrying value, no further work is performed and no impairment charge is necessary. When the Company's carrying value, exceeds the fair value, the review moves on to Step 2.

Step 2: The fair value of the Company is allocated to its identifiable tangible and non-goodwill intangible assets and liabilities. This will derive an implied fair value for the Company's goodwill. The implied fair value of the Company's goodwill is then compared with the carrying amount of the Company's goodwill. If the carrying amount of the Company's goodwill is greater than the implied fair value of its goodwill, an impairment loss must be recognized for the excess amount.

As a result of the impairment test performed on goodwill, an impairment charge was recognized, which represents the excess of the Company's goodwill carrying value over its implied value.

Identifiable Intangible Assets
The identifiable intangible assets consist of the right to act as a specialist in NYSE listed securities and are amortized over a 40 year life.

The Company performed an impairment test of intangibles as of October 31, 2004. The valuations were performed by an independent third party, in conformity with the rules dictated by Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment on Disposal of Long-Lived Assets". An impairment loss, calculated as the difference between the estimated fair value and the carrying amount of the intangible asset, is recognized if the expected undiscounted cash flows relating to the intangible assets are less than the corresponding carrying value. As a result of the valuations performed, it was determined that there was no impairment charge necessary for the intangible assets for the year ended December 31, 2004.

Statement of Financing Accounting Standard No. 140 ("FAS 140")
Under FAS 140, the Company is required to reclassify the market value of collateral pledged to counterparties under stock loan and repurchase agreements, in which the counterparty has the right to sell or repledge the securities, from securities owned to securities owned, pledged to counterparties. Under FAS 140, the Company is also required to disclose the market value of collateral received under stock borrow and agreements to resell, which it has the ability to sell or repledge.

At December 31, 2004, none of the Company's securities owned were pledged to counterparties. The market value of stock received by the Company that can be sold or repledged totaled $801,206,651. Such collateral is obtained under securities borrowing agreements. Of this collateral, $770,069,289 has been repledged, as collateral under stock loan agreements and consists primarily of common stocks.

Securities Transactions
Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled.

Securities owned and securities sold, not yet purchased are recorded at fair value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. At December 31, 2004, this amount is $1,000,934 and is reflected within Payable to brokers-dealers and clearing organizations.

Securities Lending Activities
Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash collateral with the lender. With respect to securities loaned, the Company receives collateral in cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. At December 31, 2004, the Company had borrowed securities from three counterparties representing approximately 58% of the total securities borrowed recorded on the statement of financial condition.

Statement of Financial Accounting Standard No. 133 ("FAS 133")
The Company enters into interest rate swaps, which are designated and accounted for as fair-value hedges, to manage the interest rate exposure on its subordinated notes. The Company accounts for these swaps under the short-cut method. The interest rate swaps are utilized to convert all of the Company's fixed rate subordinated notes into floating rate obligations based on U.S. London Interbank Offer Rate.

Proceeds received from terminated interest rate swaps, that were designated as fair value hedges, are reflected in accrued expenses and other liabilities and are amortized over the remaining original life of the subordinated notes. The remaining balance at December 31, 2004 was $10,163,148.

Exchange Memberships
Exchange memberships owned by the Company are originally carried at cost, pursuant to the American Institute of Certified Public Accountants' ("AICPA"), *Audit and Accounting Guide–Brokers and Dealer in Securities*. Adjustments to carrying value are made if the Company deems that an "other-than-temporary" decline in value, as defined in Emerging Issues Task Force ("EITF") Issue No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,* has occurred.

In determining whether the value of the exchange memberships the Company owns are impaired (i.e., fair market value is below cost) and whether such impairment is temporary or other-than-temporary, the Company consider many factors, including, but not limited to, information regarding recent sale and lease prices of exchange memberships, historical trends of sale and lease prices of memberships and their duration and the Company's knowledge and judgment of the specialist industry and the securities market as a whole.

As a result of the analysis of the above-mentioned factors the Company adjusted the carrying value (or cost basis) of its exchange memberships to reflect an other-than-temporary impairment charge for the year ended December 31, 2004.

Four exchange memberships have been contributed by members of the Company for use by the Company and are recorded at market value. Subordinated borrowings in an amount equal to the market value of the exchange memberships are reflected in the statement of financial condition.

Depreciation and Amortization
Depreciation of property and equipment is provided on a straight-line basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the economic useful life of the improvement.

Stock Options
Certain employees of the Company have been granted stock options by the Parent. The Company accounts for options under Statement of Financial Accounting Standard No. 123, "Accounting for Stock-based Compensation" ("SFAS 123").

Cash and Cash Equivalents
The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days. The carrying amounts of such cash equivalents approximate the fair value due to the short term nature of these instruments. As of December 31, 2004, cash equivalents were $275,316,563. In addition, approximately $263,519,798 is held at one financial institution.

Interest of Dividends
Interest received and paid is accounted for on the accrual basis and dividends are recognized on the ex dividend date.

Income Taxes
No provision has been made for federal and state income taxes since the Company is a limited liability company which is not subject to such taxes. The Company's income or loss is reportable by the members on their individual income tax returns. The Company has provided for New York City Unincorporated Business Tax.

Restatement
Members' equity at January 1, 2004 has been increased in the amount of $1,674,239 as a result of the correction of an error in the accounting for deferred taxes in prior years. A deferred tax asset has been established for a tax benefit contributed by the Parent. Deferred tax liabilities have been recorded as a result of differences related to the amortization periods of goodwill and intangibles for book and tax purposes.

The increase to Members' equity at January 1, 2004 consists of the following:

Deferred tax asset for goodwill held by Parent	$ 3,189,970
Deferred tax liability for intangibles	(937,437)
Deferred tax liability for goodwill	(578,294)
Prior period adjustment	$ 1,674,239

In addition, deferred tax liabilities have been recorded, with a corresponding increase to goodwill of $2,607,180, for book to tax basis differences in intangible assets arising from historical business combinations of the Company.

The following table illustrates the account balances restated as of December 31, 2003:

	As previously reported	Adjustment	As restated
Deferred tax asset	$ 1,400,000	(932,941)	$ 467,059
Goodwill	$ 103,054,671	2,607,180	$ 105,661,851
Members' equity	$ 419,434,980	1,674,239	$ 421,109,219

Net loss for 2003 has been increased by $811,494 resulting from the recognition of deferred tax expense arising from deferred tax liabilities related to goodwill and intangible amortization and partial utilization of the deferred tax asset related to the tax benefit contributed by the Parent.

3. Litigation

SEC and NYSE Investigations

On March 30, 2004, the Company – together with other NYSE specialists – reached final settlement with the Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE") with respect to the SEC and NYSE investigations (the "Investigations") into specialist trading activity. To conclude the Investigations, and without admitting or denying any wrongdoing, the Company consented to settle with the SEC and NYSE . As a result of an internal review by the Parent, the Company believes that it has taken appropriate remedial action and may take additional remedial action in the future, if appropriate. The SEC and NYSE are continuing to investigate possible violations of the federal securities laws and NYSE rules by present and former Company employees, and the SEC and NYSE have taken testimony from a number of present and former Company employees. Pursuant to Section 5.5 of the Company's Operating Agreement, the Company has advanced litigation expenses to various present and former employees of the Company in connection with the regulatory inquiries. The outcome of these inquiries involving present and former Company employees cannot be predicted at this time, including any actions that the SEC or NYSE might take against present or former employees of the Company or the amount of any indemnification obligation incurred by the Company in connection with these inquiries.

In September 2004, the Company also learned that the United States Attorney's Office for the Southern District of New York ("USAO") was investigating the specialist trading activity that had been the subject of the SEC and NYSE investigations described above. The Company is cooperating with the USAO's investigation, and certain present and former employees of the Company have been interviewed by the USAO. The outcome of the USAO's investigation cannot be predicted at this time, including any action that the USAO might take against the Company or any of its present or former employees or the amount of any indemnification obligation incurred by the Company in connection with this investigation.

Letter of Support

The Parent had extended a letter of financial support dated March 2, 2004 in favor of the Company (the "Support Letter"). Under the terms of this Support Letter, the Parent extended a financial

accommodation to the Company to enable it to meet its obligations, and to continue its business activities over the 12 month period ending March 2, 2005. This Support Letter specifies that the level of financial accommodation that the Parent can be called upon to extend shall be capped at a maximum of $10,000,000. This Support Letter is solely for the benefit of the Company, and cannot be relied upon by a third party.

Class Action Purchaser Litigation
In the fourth quarter of 2003, four putative class–action lawsuits were filed against the Company and other NYSE specialist firms. On March 11, 2004, a similar suit, which was brought by an individual plaintiff, was filed in the United States District Court for the Southern District of New York. One of the class action suits and the individual suit also name the NYSE and the Parent as defendants. Each of these five suits was filed on behalf of plaintiffs who allege that the defendants violated federal securities law by conducting improper trading activity to the detriment of pending customer orders. The complaints focus on the same alleged conduct as the Investigations. The complaints seek unspecified amounts in damages. On May 27, 2004, the court entered an order consolidating the four class actions and the individual action and appointed the California Public Employees' Retirement System and Empire Programs, Inc. as co-lead plaintiffs. Lead plaintiffs filed a consolidated amended complaint on September 16, 2004. Defendants' moved to dismiss the amended complaint on November 16, 2004. Plaintiffs' response was filed on January 26, 2005; and defendants' reply briefs are due on March 8, 2005. The court will hear oral argument on the motion to dismiss on April 13, 2005. There has been no discovery to date and it is too early in the process to conclude on the outcome of such matter.

On October 20, 2003, a plaintiff, who purports to represent holders of the Parent's ADRs, filed a class action suit in the United States District Court for the Southern District of New York against the Parent, the Company and certain executive members. Lead plaintiffs filed an amended complaint on July 9, 2004, which added the Company as a defendant. Plaintiffs filed a further amended complaint on September 14, 2004, to clarify the distinction between the Company and the Parent. Plaintiff's allege that defendants violated federal securities law through an alleged failure to disclose in a timely and public manner details of the NYSE and SEC investigation into NYSE specialist trading activity. Lead plaintiffs seek unspecified restitution and damages. The defendants moved to dismiss the amended complaint on November 22, 2004; plaintiff's response was filed on January 22, 2005; and defendants' reply briefs are due on February 22, 2005. The court will hear oral argument on the motion to dismiss on March 30, 2005. There has been no discovery date and it is too early in the process to conclude on the outcome of such matter.

Other Litigation
In late 2004, the NYSE requested documents and interviews of certain employees in the Company's stock loan department. On February 11, 2005, the Company disclosed that the NYSE had informed the Company that the NYSE was conducting an inquiry into broker-dealer stock lending practices, focusing on transactions involving finders, including transactions of the Company's stock loan department. Also on February 11, 2005, as a result of the Company's own internal inquiry, the Parent announced that the Company was closing its stock loan business. The outcome of the NYSE's inquiry of the Company's stock loan business cannot be predicted at this time, including any regulatory action that the NYSE might take against the Company or present and former employees of the Company, and any employment-related litigation that might be brought against the Company by former employees of the Company's stock loan business. The closing of this business is not expected to have a material impact on future operations of the Company.

4. Related Party Transactions

Financing is provided by certain members and employees of the Company. At December 31, 2004, subordinated notes from certain members were as follows:

Subordinated note, 7% due October 31, 2005	$ 1,050,000
	$ 1,050,000

The Company is required to pay members a fee relating to exchange memberships contributed for the use of the Company. This fee is based on the market value of the exchange memberships.

Certain employees and members lease their exchange memberships to the Company. The lease rates are based on prevailing market conditions.

Certain members are partners in a company that leases its exchange memberships to the Company. The lease rates are based on prevailing market conditions.

5. Securities Owned and Sold, Not yet Purchased

Securities owned and sold, not yet purchased consist of securities at market value, as follows:

	Owned	Sold, Not Yet Purchased
Common and preferred stocks	$ 20,765,067	$ 36,591,162
Options	321,980	5,400
	$ 21,087,047	$ 36,596,562

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2004, at market value and will incur a loss if the market value of the securities increases subsequent to December 31, 2004.

6. Income Taxes

The Company's net deferred tax liability of $957,102, recorded within accrued expenses and other liabilities, consists of the following at December 31, 2004:

Intangibles	$ 3,810,231
Goodwill	(2,547,656)
Litigation reserve	(193,873)
Exchange memberships	(111,600)
Total net deferred tax liability	$ 957,102

There are no valuation allowances recorded against the deferred tax assets at December 31, 2004 as management believes it is more likely than not that all of the deferred tax assets will be realized.

7. Exemptive Provisions of SEC Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k(2)(i) of that Rule.

8. Notes Subordinated to the Claims of General Creditors

Liabilities subordinated to the claims of general creditors consist of unsecured promissory notes and exchange memberships contributed for the use of the Company.

The following table presents the contractual repayment schedule for the subordinated notes after December 31, 2004:

	7.00% Subordinated Note	8.00% Subordinated Note	7.11% Subordinated Note	7.54% Subordinated Note	7.80% Subordinated Note	Total
Maturity						
October 31, 2005	$ 1,050,000					$ 1,050,000
March 1, 2005			$ 10,000,000			10,000,000
December 30, 2005		$ 5,000,000				5,000,000
March 1, 2006			10,000,000			10,000,000
August 3, 2006				$ 21,666,667		21,666,667
March 1, 2007			10,000,000			10,000,000
August 3, 2007				21,666,667	$ 13,000,000	34,666,667
March 1, 2008			10,000,000			10,000,000
August 3, 2008				21,666,666	13,000,000	34,666,666
August 3, 2009					13,000,000	13,000,000
August 3, 2010					13,000,000	13,000,000
August 3, 2011					13,000,000	13,000,000
Total	$ 1,050,000	$ 5,000,000	$ 40,000,000	$ 65,000,000	$ 65,000,000	$ 176,050,000
Market value of interest rate swaps						1,567,931
						$ 177,617,931

The subordinated notes have been approved as available in computing net capital under the SEC's uniform net capital rule. To the extent that such notes are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated notes contain certain financial, reporting and other restrictive covenants. At December 31, 2004, the Company was in compliance with the debt covenants.

In connection with its subordinated notes, the Company entered into interest rate swap agreements to convert $170,000,000 of its fixed rate subordinated notes into floating rate obligations based on US London Interbank Offer Rate. Accordingly, the aggregate carrying values of these subordinated notes and related hedges approximate fair value.

During the year ended December 31, 2004, the Company paid $288,189 from the termination of interest rate swap agreements that were designated as fair value hedges of the Company's $40,000,000 (7.11%), $65,000,000 (7.54%) and $65,000,000 (7.80%) fixed rate subordinated borrowing.

As of December 31, 2004, the effective weighted average interest rates for subordinated notes, after hedging activities are as follows:

	Amount	Rate
Fixed rate borrowings	$ 6,050,000	7.8265%
Floating rate obligations	170,000,000	3.81855%
	$ 176,050,000	3.9653%

9. Fair Value of Financial Instruments

At December 31, 2004, substantially all of the Company's financial instruments are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments and/or their interest rates are based on a floating rate.

10. Commitments and Contingencies

The Company is obligated under three leases for office space expiring May 31, 2005, March 31, 2010, and September 30, 2010, of which one space is sublet. As of December 31, 2004, the leases and sublease provide for minimum lease payments, exclusive of escalation charges, as follows:

Year	Total Obligation	Sublease	Net Obligation
2005	$ 912,649	$ 29,633	$ 883,016
2006	893,642	-	893,642
2007	914,786	-	914,786
2008	936,458	-	936,458
2009	958,672		958,672
Beyond five years	707,778	-	707,778
	$ 5,323,985	$ 29,633	$ 5,294,352

The Company has outstanding guarantees of $5,800,000 related to NYSE section 325(e) requirements and a guarantee of a member's loan for purchase of a NYSE seat of $309,425.

11. Net Capital Requirements

The Company is subject both the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1") and to New York Stock Exchange Rule 104.22, which specify minimum net capital requirements for their registrants and require the maintenance of net liquid assets, as defined above such minimum amounts. At December 31, 2004, the Company had net capital, as defined, of $243.5 million, which was $243.2 million in excess of its net capital requirement and net liquid assets, as defined, of $252.3 million, which was approximately $9.3 million in excess of the net liquid assets required.

12. Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's broker-dealer activities involve the execution, settlement, and financing of various broker-dealer transactions. These activities may expose the Company to off-balance-sheet risk in the event the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

13. Employee Benefit Plans

The Company sponsors a 401(k) plan covering all eligible full-time employees. Under certain circumstances prescribed by law, the Company may be required to make contributions to the Plan. There were no contributions made to the Plan during the year ended December 31, 2004.

14. Guarantees

In the ordinary course of its business, the Company indemnifies certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. In addition, the Company is a member of payment, clearing and settlement networks as well as securities exchanges that may require the Company to meet the obligations of such networks and exchanges in the event of member defaults. The Company is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the Company will have to make material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the statement of financial condition as of December 31, 2004.

15. Stock Options

Effective December 1, 1996, the Supervisory Board of the Parent adopted a stock option plan which provides for the grant of incentive stock options to certain members and employees.

Stock options were granted with an exercise price equal to or higher than the market value of the underlying stock. These options granted are immediately exercisable.

If employees cease to be employed by the Company, their unexercised options are cancelled. Furthermore, any options exercised are subject to a forfeiture period of three years during which the relevant employee must remain employed with the Company or forfeit 80% of any benefits derived from the exercise of the options.

The following table summarizes the option activity for the year ended December 31, 2004: (Note: The information in the table below is presented in Euros)

	Options		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life		Range of Exercise Price		Weighted Average Fair value at Grant Date
Outstanding at January 1, 2004	71,700	€	16.17	.92	€	16.17	€	4.63
Outstanding at January 1, 2004	111,900	€	30.18	1.92	€	30.18	€	7.89
Outstanding at January 1, 2004	238,500	€	27.30	2.58	€	27.30	€	5.83
Outstanding at January 1, 2004	216,000	€	31.45	2.92	€	31.45	€	7.94
Outstanding at January 1, 2004	119,000	€	21.00	3.96	€	21.00	€	7.13
Total outstanding at January 1, 2004	757,100	€	26.87	2.69	€	16.17-31.45	€	6.82
Forfeited during 2004	290,600	€	26.87	1.57	€	16.17-31.45	€	6.76
Outstanding at December 31, 2004	39,600	€	16.17	-	€	16.17	€	4.63
Outstanding at December 31, 2004	68,400	€	30.18	.92	€	30.18	€	7.89
Outstanding at December 31, 2004	141,000	€	27.30	1.58	€	27.30	€	5.83
Outstanding at December 31, 2004	135,000	€	31.45	1.92	€	31.45	€	7.94
Outstanding at December 31, 2004	82,500	€	21.00	2.96	€	21.00	€	7.13
Total outstanding at December 31, 2004	466,500	€	26.86	1.65	€	16.17-31.45	€	6.87
Exercisable options	466,500	€	26.86	1.65	€	16.17-31.45	€	6.87